Exhibit 21.1

Direct and Indirect Subsidiaries of KBS Strategic Opportunity REIT, Inc.

KBS Finance LLC	KBS SOR Acquisition II, LLC
KBS Strategic Opportunity Holdings LLC	KBS SOR Debt Holdings II LLC
KBS Strategic Opportunity Limited Partnership	KBS SOR Debt Holdings II X LLC
KBS SOR Acquisition I, LLC	KBS SOR Village Overlook, LLC
KBS SOR Academy Point, LLC